================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 _____________


                                   FORM 11-K


(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]                    SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_]                   SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from      to

                         Commission file number 1-8940


                               ________________


                            Kraft Foods Thrift Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                            KRAFT FOODS THRIFT PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                               TABLE OF CONTENTS

                                                          Page (s)
                                                          --------

Report of Independent Accountants.......................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1997 and 1996........................................      4-5
  Statements of  Income and Changes in Plan Equity for
   the years ended December 31, 1997, 1996 and 1995.....      6-8
  Notes to Financial Statements.........................     9-22

Signatures..............................................       23

Schedules:
  Schedule I - Investments as of December 31, 1997......    S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
   23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee
     Benefits of Kraft Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Thrift
     Plan:

     We have audited the accompanying statements of financial condition of the Kraft Foods Thrift Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/  COOPERS & LYBRAND L.L.P.

Chicago, Illinois
March 27, 1998

                            KRAFT FOODS THRIFT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                           (in thousands of dollars)

                                   __________

                                    Equity     Interest     Government                    International                  Growth
                                    Index       Income      Securities     Philip Morris     Equity       Balanced       Equity
                                     Fund        Fund          Fund         Stock Fund        Fund          Fund          Fund
                                   ---------   ---------   -------------  --------------- -------------  -----------   ----------
ASSETS:
    Allocated share of
      Trust net assets               $584,892    $598,734      $   32,243      $1,151,146      $  58,372    $116,884    $166,772
    Interfund receivables
      (payables)                          310       1,445             102          (2,649)            84         478         230
                                   ----------    --------      ----------      ----------      ---------    --------    --------

        Total assets                  585,202     600,179          32,345       1,148,497         58,456     117,362     167,002
                                   ----------    --------      ----------      ----------      ---------    --------    --------

LIABILITIES:
    Distributions and
      withdrawals payable               2,970       3,796             386           4,901            193         496         513
    Undistributed
      participants' loans                  70         110              29             166             10           2           9
    General and administrative
      expenses payable                     56          57               3             110              5          11          16
                                   ----------    --------      ----------      ----------      ---------    --------    --------

        Total liabilities               3,096       3,963             418           5,177            208         509         538
                                   ----------    --------      ----------      ----------      ---------    --------    --------

        Plan equity                  $582,106    $596,216      $   31,927      $1,143,320      $  58,248    $116,853    $166,464
                                   ==========   =========      ==========      ==========      =========    ========    ========

                                           Participants'
                                               Loan
                                              Account          Total
                                            ----------        -------
ASSETS:
    Allocated share of
      Trust net assets                     $   39,450         $2,748,493
    Interfund receivables
      (payables)                                                       -
                                          -----------         ----------

        Total assets                           39,450          2,748,493
                                          -----------         ----------

LIABILITIES:
    Distributions and
      withdrawals payable                          16             13,271
    Undistributed
      participants' loans                        (396)                 -
    General and administrative
      expenses payable                                               258
                                          -----------         ----------

        Total liabilities                        (380)            13,529
                                          -----------         ----------

        Plan equity                        $   39,830         $2,734,964
                                          ===========         ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                  __________

                                    Equity     Interest     Government                    International                  Growth
                                    Index       Income      Securities     Philip Morris     Equity       Balanced       Equity
                                     Fund        Fund          Fund         Stock Fund        Fund          Fund          Fund
                                   ---------   ---------   -------------  --------------- -------------  -----------   ----------
ASSETS:
    Allocated share of
      Trust net assets           $  436,889    $684,225    $    30,046     $   968,095     $    56,194   $   76,658    $  122,635
    Interfund receivables
      (payables)                        339         532             50          (1,823)            322          706          (126)
                                 ----------    --------    -----------     -----------     -----------   ----------    ----------

        Total assets                437,228     684,757         30,096         966,272          56,516       77,364       122,509
                                 ----------    --------    -----------     -----------     -----------   ----------    ----------

LIABILITIES:
    Distributions and
      withdrawals payable               814       2,609             63           1,499              85          152           254
    Undistributed
      participants' loans                43         227              3             146               6            5             8
    General and administrative
      expenses payable                   57          89              4             126               7           10            16
                                 ----------    --------    -----------     -----------     -----------   ----------    ----------

        Total liabilities               914       2,925             70           1,771              98          167           278
                                 ----------    --------    -----------     -----------     -----------   ----------    ----------

        Plan equity              $  436,314    $681,832    $    30,026     $   964,501     $    56,418   $   77,197    $  122,231
                                 ==========    ========    ===========     ===========     ===========   ==========    ==========



                            Participants'
                               Loan
                              Account               Total
                            -------------       -------------
ASSETS:
    Allocated share of
      Trust net assets          $  36,965          $2,411,707
    Interfund receivables
      (payables)                                          -
                                ---------          ----------
        Total assets               36,965           2,411,707
                                ---------          ----------

LIABILITIES:
    Distributions and
      withdrawals payable              24               5,500
    Undistributed
      participants' loans            (438)                -
    General and administrative
      expenses payable                                    309
                                ---------          ----------
        Total liabilities            (414)              5,809
                                ---------          ----------
        Plan equity             $  37,379          $2,405,898
                                =========          ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1997
                           (in thousands of dollars)

                                   __________

                                              Equity     Interest     Government                     International
                                              Index       Income      Securities     Philip Morris      Equity       Balanced
                                               Fund        Fund          Fund         Stock Fund         Fund          Fund
                                           ----------- ----------- ---------------  --------------  -------------- ------------
ADDITIONS:
   Employer contributions                   $  5,657     $  5,615      $    458         $ 15,236       $  1,136     $  1,218
   Employee contributions                     18,550       14,809         1,361           34,463          3,472        3,931
   Allocated share of Trust
     investment activities:
       Interest income                            23       40,449         1,640            1,764              2            3
       Dividend income                                                                    40,219                      11,538
       Net appreciation
         (depreciation) in
          fair value of investments          144,004                        469          187,058          1,233        8,172
                                            --------     --------    ----------       ----------      ---------     --------
                                             144,027       40,449         2,109          229,041          1,235       19,713
                                            --------     --------    ----------       ----------      ---------     --------

       Total additions                       168,234       60,873         3,928          278,740          5,843       24,862
                                            --------     --------    ----------       ----------      ---------     --------
DEDUCTIONS:
   Distributions and
     withdrawals                             (46,592)     (94,606)       (3,147)         (80,234)        (3,121)      (6,330)
   General and administrative
     expenses                                   (472)        (595)          (25)          (1,020)           (55)         (88)
                                            --------     --------    ----------       ----------      ---------     --------
       Total deductions                      (47,064)     (95,201)       (3,172)         (81,254)        (3,176)      (6,418)
                                            --------     --------    ----------       ----------      ---------     --------
Net transfers among funds                     24,698      (51,168)        1,267          (17,351)          (837)      21,342
Participants' loans                           (2,906)      (4,510)         (323)          (9,912)          (368)        (647)
Participants' loan repayments                  2,830        4,390           201            8,596            368          517
                                            --------     --------    ----------       ----------      ---------     --------
       Net additions (deductions)            145,792      (85,616)        1,901          178,819          1,830       39,656

PLAN EQUITY:
   Beginning of year                         436,314      681,832        30,026          964,501         56,418       77,197
                                            --------     --------    ----------       ----------      ---------     --------
   End of year                              $582,106     $596,216    $   31,927       $1,143,320      $  58,248     $116,853
                                            ========     ========    ==========       ==========      =========     ========
                                               Growth    Participants'
                                               Equity         Loan
                                                Fund         Account           Total
                                              --------   ---------------      -------
ADDITIONS:
   Employer contributions                     $  2,396                      $  31,716
   Employee contributions                        7,717                         84,303
   Allocated share of Trust
     investment activities:
       Interest income                               5     $  2,920            46,806
       Dividend income                          31,862                         83,619
       Net appreciation
         (depreciation) in
          fair value of investments             (9,929)                       331,007
                                              --------     --------       -----------
                                                21,938        2,920           461,432
                                              --------     --------       -----------
       Total additions                          32,051        2,920           577,451
                                              --------     --------       -----------
DEDUCTIONS:
   Distributions and
     withdrawals                                (9,743)      (2,236)         (246,009)
   General and administrative
     expenses                                     (121)                        (2,376)
                                              --------     --------       -----------
       Total deductions                         (9,864)      (2,236)         (248,385)
                                              --------     --------       -----------
Net transfers among funds                       22,049                              -
Participants' loans                               (880)      19,546                 -
Participants' loan repayments                      877      (17,779)                -
                                              --------     --------       -----------
       Net additions (deductions)               44,233        2,451           329,066

PLAN EQUITY:
   Beginning of year                           122,231       37,379         2,405,898
                                              --------     --------       -----------
   End of year                                $166,464      $39,830        $2,734,964
                                              ========     ========       ===========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1996
                           (in thousands of dollars)

                                 ____________

                                              Equity     Interest     Government                     International
                                              Index       Income      Securities     Philip Morris      Equity       Balanced
                                               Fund        Fund          Fund         Stock Fund         Fund          Fund
                                           ----------- ----------- ---------------  --------------  -------------- ------------
ADDITIONS:
      Employer contributions                  $  5,114    $  6,775      $      576        $ 14,366       $     919       $  802
      Employee contributions                    16,983      18,697           1,747          32,092           2,913        2,573
      Allocated share of Trust
        investment activities:
          Interest income                                   41,060           1,984           1,032
          Dividend income                                                                   39,903                        3,979
          Net appreciation
            (depreciation) in
             fair value of investments          76,893                      (1,047)        194,971           3,681        3,842
                                           ----------- ----------- ---------------  --------------  -------------- ------------
                                                76,893      41,060             937         235,906           3,681        7,821
                                           ----------- ----------- ---------------  --------------  -------------- ------------
          Total additions                       98,990      66,532           3,260         282,364           7,513       11,196
                                           ----------- ----------- ---------------  --------------  -------------- ------------
DEDUCTIONS:
      Distributions and
        withdrawals                            (40,362)   (155,216)         (7,077)        (75,747)         (3,461)      (5,212)
      General and administrative
        expenses                                  (423)       (917)            (58)           (937)            (78)         (51)
                                           ----------- ----------- ---------------  --------------  -------------- ------------
          Total deductions                     (40,785)   (156,133)         (7,135)        (76,684)         (3,539)      (5,263)
                                           ----------- ----------- ---------------  --------------  -------------- ------------
Net transfers among funds                       69,854      36,271           2,294        (224,664)         29,195       41,670
Transfers from predecessor trusts                   31          55                             197               1            1
Participants' loans                             (3,301)     (6,554)           (334)         (9,477)           (347)        (418)
Participants' loan repayments                    2,778       5,282             236           7,621             376          348
                                           ----------- ----------- ---------------  --------------  -------------- ------------
          Net additions (deductions)           127,567     (54,547)         (1,679)        (20,643)         33,199       47,534

PLAN EQUITY:
      Beginning of year                        308,747     736,379          31,705         985,144          23,219       29,663
                                           ----------- ----------- ---------------  --------------  -------------- ------------
      End of year                             $436,314    $681,832      $   30,026        $964,501       $  56,418     $ 77,197
                                           =========== =========== ===============  ==============  ============== ============
                                                          Growth    Participants'
                                                          Equity        Loan
                                                           Fund        Account        Total
                                                      ------------ -------------- ------------
ADDITIONS:
      Employer contributions                              $  1,958                    $ 30,510
      Employee contributions                                 6,318                      81,323
      Allocated share of Trust
        investment activities:
          Interest income                                               $   2,598       46,674
          Dividend income                                    7,584                      51,466
          Net appreciation
            (depreciation) in
             fair value of investments                       5,844                     284,184
                                                      ------------ -------------- ------------
                                                            13,428          2,598      382,324
                                                      ------------ -------------- ------------
          Total additions                                   21,704          2,598      494,157
                                                      ------------ -------------- ------------
DEDUCTIONS:
      Distributions and
        withdrawals                                        (10,293)        (3,930)    (301,298)
      General and administrative
        expenses                                              (132)                     (2,596)
                                                      ------------ -------------- ------------
          Total deductions                                 (10,425)        (3,930)    (303,894)
                                                      ------------ -------------- ------------
Net transfers among funds                                   45,380                           -
Transfers from predecessor trusts                               15                         300
Participants' loans                                           (899)        21,330            -
Participants' loan repayments                                  858        (17,499)           -
                                                      ------------ -------------- ------------
          Net additions (deductions)                        56,633          2,499      190,563

PLAN EQUITY:
      Beginning of year                                     65,598         34,880    2,215,335
                                                      ------------ -------------- ------------
      End of year                                         $122,231      $  37,379   $2,405,898
                                                      ============ ============== ============

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1995
                           (in thousands of dollars)

                                 ____________

                                               Equity     Interest     Government                    International
                                               Index       Income      Securities    Philip Morris       Equity       Balanced
                                                Fund        Fund          Fund        Stock Fund          Fund          Fund
                                             ---------   ----------    ----------    -------------   -------------    --------
ADDITIONS:
   Employer contributions                    $  5,570    $   9,763     $     686       $  17,786       $    267       $   233
   Employee contributions                      18,505       29,341         2,035          37,810            866           786
   Allocated share of Trust
     investment activities:
       Interest income                             50       50,129         1,247             982
       Dividend income                                                                    41,723                        1,237
       Net appreciation
         (depreciation) in
          fair value of investments            84,313                        880         381,302          1,204           841
                                             ---------   ----------    ----------    -------------   -------------    --------
                                               84,363       50,129         2,127         424,007          1,204         2,078
                                             ---------   ----------    ----------    -------------   -------------    --------
       Total additions                        108,438       89,233         4,848         479,603          2,337         3,097
                                             ---------   ----------    ----------    -------------   -------------    --------
DEDUCTIONS:
   Distributions and
     withdrawals                              (31,923)    (118,533)       (3,719)        (73,643)          (972)       (1,073)
   General and administrative
     expenses                                    (395)      (1,243)          (35)         (1,231)           (15)           (5)
                                             ---------   ----------    ----------    -------------   -------------    --------
       Total deductions                       (32,318)    (119,776)       (3,754)        (74,874)          (987)       (1,078)
                                             ---------   ----------    ----------    -------------   -------------    --------
Net transfers among funds                      13,773       (1,694)       15,241        (139,162)        21,903        27,637
Net transfers between plans                       126          354            42           1,342
Participants' loans                            (2,996)      (8,858)         (288)        (10,038)          (159)         (114)
Participants' loan repayments                   2,674        6,685           241           7,941            125           121
                                             ---------   ----------    ----------    -------------   -------------    --------
       Net additions (deductions)              89,697      (34,056)       16,330         264,812         23,219        29,663

PLAN EQUITY:
   Beginning of year                          219,050      770,435        15,375         720,332              -            -
                                             ---------   ----------    ----------    -------------   -------------    --------
   End of year                               $308,747    $ 736,379     $  31,705       $ 985,144       $ 23,219       $29,663
                                             =========   ==========    ==========    =============   =============    ========
                                               Growth      Participants'
                                               Equity          Loan
                                                Fund          Account          Total
                                             ----------    -------------    -----------
ADDITIONS:
   Employer contributions                     $    602                      $   34,907
   Employee contributions                        1,966                          91,309
   Allocated share of Trust
     investment activities:
       Interest income                               1      $   2,391           54,800
       Dividend income                           3,579                          46,539
       Net appreciation
         (depreciation) in
          fair value of investments               (501)                        468,039
                                             ----------    -------------    -----------
                                                 3,079          2,391          569,378
                                             ----------    -------------    -----------
       Total additions                           5,647          2,391          695,594
                                             ----------    -------------    -----------
DEDUCTIONS:
   Distributions and
     withdrawals                                (2,311)        (9,588)        (241,762)
   General and administrative
     expenses                                      (11)                         (2,935)
                                             ----------    -------------    -----------

       Total deductions                         (2,322)        (9,588)        (244,697)
                                             ----------    -------------    -----------
Net transfers among funds                       62,302                             -
Net transfers between plans                                                      1,864
Participants' loans                               (297)        22,750              -
Participants' loan repayments                      268        (18,055)             -
                                             ----------    -------------    -----------
       Net additions (deductions)               65,598         (2,502)         452,761

PLAN EQUITY:
   Beginning of year                                -          37,382        1,762,574
                                             ----------    -------------    -----------
   End of year                                $ 65,598      $  34,880       $2,215,335
                                             ==========    =============    ===========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   General Description of the Plan:

     The Kraft Foods Thrift Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods, Inc. (hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

     Salaried and certain hourly employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are not represented by a collective bargaining unit, are eligible to participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees generally may make tax-deferred and after-tax contributions. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan (see Note 3). The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

     The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

     Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

     Prior to April 1, 1995, participants had the option of investing their Plan Accounts (see Note 4) in five percent increments in four funds. Effective May 15, 1995, participants have the option of investing their Plan Accounts in five percent increments in the seven funds listed below.

          EQUITY INDEX FUND (formerly the EQUITY FUND) - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      GOVERNMENT SECURITIES FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the Government Securities Fund is approximately five years. Prior to May 15, 1995, the average maturity of the securities in this fund was two years.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index.

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

      GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

   None of the foregoing funds guarantees a return to the participant. Prior to March 31, 1995, participants could change their investment elections effective the first day of each month. Effective May 15, 1995, participants normally can change their investment elections on any business day.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1997 and 1996, there were 27,921 and 29,796 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                           December 31,
                                                           ------------
                                                         1997        1996
                                                         ----        ----
     Equity Index Fund                                  15,941      16,116
     Interest Income Fund                               15,500      18,847
     Government Securities Fund                          2,900       3,339
     Philip Morris Stock Fund                           21,284      21,299
     International Equity Fund                           4,600       4,309
     Balanced Fund                                       5,386       4,315
     Growth Equity Fund                                  8,132       6,876

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions, Tax-Deferred Contributions, QVEC and Rollover Accounts (see Note 4). A participant shall be fully vested in the balance in his or her Company Match Account upon attainment of age 65, permanent and total disability, or death while employed by Kraft Foods or any affiliate, upon a change in control of the Company (see Note 3), or upon a termination of the Plan (see Note 12). Otherwise, a participant who is employed by Kraft Foods or any affiliate shall be fully vested in his or her Company Match Account based on the number of years of vesting service determined in accordance with the following schedule:

                                            Vested
               Years of Service           Percentage
               ----------------           ----------
               Less than 2                    0%
               2 but less than 3             25%
               3 but less than 4             50%
               4 but less than 5             75%
               5 or more                    100%

   Participants who were participants in certain predecessor plans whose assets were transferred to the Plan and who were hired prior to January 1, 1991 also become 100 percent vested in amounts contributed to their Company Match Account upon attaining age 55 if still employed by Kraft Foods or any affiliate.

   Forfeitures:

      Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

2.  Summary of Significant Accounting Policies:

    Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $639,429,002 and $712,947,862, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

3. Contributions:

   No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. The percentage of compensation available for both tax-deferred and after-tax contributions may not exceed 16 percent of a participant's compensation. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 1997, each participant's tax-deferred contributions was limited to $9,500; for 1998, each participant's tax-deferred contributions will be limited to $10,000.

   Each year, Kraft Foods Matching Contributions are based on the amount of each participant's tax-deferred and after-tax contributions, up to a maximum of six percent of a participant's compensation ("Match-Eligible Contributions"). Effective January 1, 1997, the Kraft Foods Matching Contributions percentage is currently fixed at 60% of participants' Match-Eligible Contributions for a Plan year. Kraft Foods Matching Contributions were 57 percent of participants' Match-Eligible Contributions in 1996 and 1995. However, due to limitations under the Code, certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of the applicable Kraft Foods Company.

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year.

   Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for Kraft Foods Matching Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to the greater of (a) the average of Kraft Foods Matching Contributions as a percentage of Match-Eligible Contributions that were contributed to the Plan for the two years prior to the year in which the Change of Control occurs, or (b) 75 percent of each participant's Match-Eligible Contributions for each year during the Control Period.

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

          Account                                 Source
          -------                                 ------
          Company Match Account                   Kraft Foods Matching Contributions

          Tax-Deferred Contributions Account      Tax-Deferred Contributions

          After-Tax Contributions Account         After-Tax Contributions

          Rollover Account                        Amounts transferred (directly or indirectly)
                                                  from another plan qualified under Section
                                                  401(a) of the Code

          QVEC Account                            Qualified voluntary employee contributions
                                                  made prior to January 1, 1987

          Loan Account                            Outstanding loans obtained from the Plan

   At the end of each month (effective May 15, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company Match Account, Tax-Deferred Contributions Account, After-Tax Contributions Account, Rollover Account and QVEC Account on the basis of their proportionate share in each investment fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company Match, Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made within two weeks after a distribution request is made.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Kraft Foods Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, were:

                                               1997        1996
                                               ----        ----
     Trust                                      93%         92%

     Equity Index Fund                          96%         99%
     Interest Income Fund                       92%         91%
     Government Securities Fund                 96%        100%
     Philip Morris Stock Fund                   90%         89%
     International Equity Fund                 100%        100%
     Balanced Fund                              93%        100%
     Growth Equity Fund                        100%        100%
     Participants' Loan Account                 94%        100%

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995, was 93 percent, 91 percent and 92 percent, respectively.

Most expenses incurred in administering the Plan and paid to third parties are borne by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                            1997         1996
                                                            ----         ----
          Equity Index Fund                                 0.09%        0.11%
          Interest Income Fund                              0.09%        0.13%
          Government Securities Fund                        0.08%        0.19%
          Philip Morris Stock Fund                          0.10%        0.10%
          International Equity Fund                         0.10%        0.20%
          Balanced Fund                                     0.09%        0.10%
          Growth Equity Fund                                0.08%        0.14%

Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                                          1997                       1996
                                                        -------                    -------
          Equity Index Fund
             GEBT Equity Index Fund                      $  606,132                 $  442,151
          Interest Income Fund
             BT GNMA Pooled Fund                         $  205,335
          Philip Morris Stock Fund
             Common Stock                                $1,228,357                 $1,055,822
          Growth Equity Fund                             $  166,407

The GEBT Equity Index Fund currently includes Common Stock.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   At December 31, 1997 and 1996, the financial position of the Trust was:

                                                            1997                  1996
                                                         ----------            ----------
Assets:
  Investments at fair value:
      Equity Index Fund:
         GEBT Equity Index Fund
            (cost $345,425 and $296,077)                 $  606,132            $  442,151
         Short-term temporary investments
            (cost approximates fair value)                    2,634                   945
      Interest Income Fund:
         Investment contracts (at contract
          value)
            (cost approximates contract value)              630,012               719,263
         Short-term temporary investments
            (cost approximates fair value)                   21,022                31,250
      Government Securities Fund:
         Government securities
            (cost $28,343 and $25,873)                       28,596                25,693
         Federal Agency Obligations
            (cost $3,976 and $2,979)                          3,974                 2,911
         Short-term temporary investments
            (cost approximates fair value)                      929                   812
      Government Securities Fund (GF):
         Government securities
            (cost approximates fair value)                        -                 1,184
         Short-term temporary investments
            (cost approximates fair value)                        -                   110
      Philip Morris Stock Fund:
         Common stock
            (cost $552,253 and $439,309)                  1,228,357             1,055,822
         Short-term temporary investments
            (cost approximates fair value)                   33,679                28,613
      International Equity Fund:
         International Equity Fund
            (cost $55,014 and $52,300)                       58,229                56,401
         Short-term temporary investments
            (cost approximates fair value)                      222                   114
      Balanced Fund:
         Balanced Fund
            (cost $114,680 and $72,891)                     125,303                77,163
         Short-term temporary investments
            (cost approximates fair value)                      503                   189
      Growth Equity Fund:
         Growth Equity Fund
            (cost $174,420 and $117,557)                    166,407               122,194
         Short-term temporary investments
            (cost approximates fair value)                      586                   312
  Other investments:
      Participants' Loan Account:
         Loans to participants                               41,995                37,375
                                                         ----------            ----------
            Total investments                             2,948,580             2,602,502
  Receivables:
      Interest income                                           811                 1,063
      Dividend income                                        11,039                11,308
      Other receivables                                       8,507                 2,980
                                                         ----------            ----------
            Total assets                                  2,968,937             2,617,853
Liabilities:
  Other payables                                               745                 1,264
                                                         ----------            ----------
            Net assets                                   $2,968,192            $2,616,589
                                                         ==========            ==========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)



The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:

                                                       1997                1996                1995
                                                ------------------  ------------------  ------------------
Additions:
 Employer contributions                                $   37,225          $   35,823          $   42,957
 Employee contributions                                    98,076              94,665             104,014

Transfers from predecessor trusts                               -                 300                (448)

Investment activities:
 Interest                                                  47,603              47,971              55,956
 Dividends                                                 89,392              56,586              51,225
 Interest on participant loans                              2,980               2,598               2,394
                                                       ----------          ----------          ----------
                                                          139,975             107,155             109,575
 Net appreciation
    in fair value of investments                          354,618             313,941             512,078
                                                       ----------          ----------          ----------
     Net investment activities                            494,593             421,096             621,653

Deductions:
 Distributions and withdrawals                           (275,232)           (348,908)           (258,160)
 General and administrative
   expenses                                                (3,059)             (2,792)             (3,133)
                                                       ----------          ----------          ----------

Increase in Trust net assets                              351,603             200,184             506,883

Net assets:
 Beginning of year                                      2,616,589           2,416,405           1,909,522
                                                       ----------          ----------          ----------
 End of year                                           $2,968,192          $2,616,589          $2,416,405
                                                       ==========          ==========          ==========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                                                 Freihofer
                                                                                                 Equitable
                                 Equity       Government       Government                         Capital
                                  Index       Securities       Securities      Philip Morris    Management
                                  Fund            Fund          Fund (GF)        Stock Fund         Fund
                               ----------    ------------     ------------   ----------------  -------------
1997
----
Realized gains (losses):
    Proceeds                   $  89,418     $    8,972       $      475     $       269,015
    Cost                          55,447          9,049              475             122,940
                               ----------    ------------     ------------   ---------------   -------------
      Net realized gains
         (losses)                 33,971            (77)                -            146,075
                               ----------    ------------     ------------   ---------------   -------------

Unrealized appreciation
    (depreciation):
    Beginning of year            146,074           (248)                             616,513
    End of year                  260,707            251                              676,104
                               ----------    ------------     ------------   ---------------   -------------
        Increase (decrease)      114,633            499                 -             59,591
                               ----------    ------------     ------------   ---------------   -------------

Net appreciation
    (depreciation) in fair
     value of investments       $148,604     $      422       $         -     $      205,666
                               ==========    ============     ============    ==============   =============

1996
----
Realized gains (losses):
    Proceeds                    $ 51,031     $    9,262       $     1,436     $      373,172
    Cost                          37,037          9,271             1,436            172,650
                               ----------    ------------     ------------   ---------------   -------------
      Net realized gains
         (losses)                 13,994             (9)                -            200,522
                               ----------    ------------     ------------   ---------------   -------------

Unrealized appreciation
    (depreciation):
    Beginning of year             82,031            789                              593,451
    End of year                  146,074           (248)                             616,513
                               ----------    ------------     ------------   ---------------   -------------
        Increase (decrease)       64,043         (1,037)                -             23,062
                               ----------    ------------     ------------   ---------------   -------------

Net appreciation
    (depreciation) in fair
     value of investments       $ 78,037     $   (1,046)      $         -     $      223,584
                               ==========    ============     ============   ===============   =============

1995
----
Realized gains:
    Proceeds                    $ 44,833     $   16,505       $     1,431     $      173,058      $  12,642
    Cost                          37,484         16,505             1,431             94,527          6,063
                               ----------    ------------     ------------   ---------------   -------------
      Net realized gains           7,349              -                 -             78,531          6,579
                               ----------    ------------     ------------   ---------------   -------------

Unrealized appreciation
    (depreciation):
    Beginning of year              3,838           (109)                             231,434          6,636
    Transfer from Entenmann's                                                         16,383
    End of year                   82,031            789                              593,451
                               ----------    ------------     ------------   ---------------   -------------
        Increase (decrease)       78,193            898                 -            345,634         (6,636)
                               ----------    ------------     ------------   ---------------   -------------

Net appreciation
    (depreciation) in fair
     value of investments       $ 85,542     $      898       $         -     $      424,165      $     (57)
                               ==========    ============     ============   ===============   =============

                                              International                   Growth
                                                 Equity        Balanced       Equity
                                                  Fund           Fund          Fund         Total
                                              -------------  ------------  ------------  -----------
1997
----
Realized gains (losses):
    Proceeds                                   $  23,172      $ 21,845      $  32,533     $ 445,430
    Cost                                          21,054        19,574         29,812       258,351
                                              -------------  ------------  ------------  -----------
      Net realized gains
         (losses)                                  2,118         2,271          2,721       187,079
                                              -------------  ------------  ------------  -----------
Unrealized appreciation
    (depreciation):
    Beginning of year                              4,101         4,272          4,637       775,349
    End of year                                    3,216        10,623         (8,013)      942,888
                                              -------------  ------------  ------------  -----------
        Increase (decrease)                         (885)        6,351        (12,650)      167,539
                                              -------------  ------------  ------------  -----------

Net appreciation
    (depreciation) in fair
     value of investments                      $   1,233      $  8,622      $  (9,929)    $ 354,618
                                              =============  ============  ============  ===========

1996
----
Realized gains (losses):
    Proceeds                                   $  15,309      $  9,120      $  25,847     $ 485,177
    Cost                                          14,552         8,758         25,254       268,958
                                              -------------  ------------  ------------  -----------
      Net realized gains
         (losses)                                    757           362            593       216,219
                                              -------------  ------------  ------------  -----------

Unrealized appreciation
    (depreciation):
    Beginning of year                              1,177           792           (613)      677,627
    End of year                                    4,101         4,272          4,637       775,349
                                              -------------  ------------  ------------  -----------
        Increase (decrease)                        2,924         3,480          5,250        97,722
                                              -------------  ------------  ------------  -----------

Net appreciation
    (depreciation) in fair
     value of investments                      $   3,681      $  3,842      $   5,843     $ 313,941
                                              =============  ============  ============  ===========

1995
----
Realized gains:
    Proceeds                                   $   2,036      $  1,859      $   2,514     $ 254,878
    Cost                                           2,012         1,813          2,410       162,245
                                              -------------  ------------  ------------  -----------
      Net realized gains                              24            46            104        92,633
                                              -------------  ------------  ------------  -----------

Unrealized appreciation
    (depreciation):
    Beginning of year                                                                       241,799
    Transfer from Entenmann's                                                                16,383
    End of year                                    1,177           792           (613)      677,627
                                              -------------  ------------  ------------  -----------
        Increase (decrease)                        1,177           792           (613)      419,445
                                              -------------  ------------  ------------  -----------

Net appreciation
    (depreciation) in fair
     value of investments                      $   1,201      $    838      $    (509)    $ 512,078
                                              =============  ============  ============  ===========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)


9. Participation Units:

The number of employee participation units and the net asset value per unit for the funds at December 31, 1997 and 1996, were:

                                Equity     Interest   Government                    International                 Growth
                                Index       Income    Securities    Philip Morris      Equity        Balanced     Equity
                                Fund         Fund       Fund          Stock Fund        Fund           Fund        Fund
                              ----------  ---------- -----------   ---------------  -------------   -----------  ---------
1997:
    Net Assets                $582,106    $596,216   $   31,927    $ 1,143,320      $    58,248     $116,853     $166,464
    Number of
       participation units      28,376     503,506        2,636         55,930            4,835        7,305       10,682
    Net asset value
       per unit               $20.5140    $ 1.1841   $  12.1119    $   20.4420      $   12.0472     $15.9963     $15.5836

1996:
    Net Assets                $436,314    $681,832   $   30,026    $   964,501      $    56,418     $ 77,197     $122,231
    Number of
       participation units      28,345     613,255        2,679         56,704            4,832        5,953        9,353
    Net asset value
       per unit               $15.3930    $ 1.1118   $  11.2079    $   17.0094      $   11.6759     $12.9677     $13.0686

                                 Participants'
                                    Loan
                                  Account          Total
                                ------------    ------------
1997:
    Net Assets                    $ 39,830      $  2,734,964
    Number of
       participation units
    Net asset value
       per unit

1996:
    Net Assets                    $ 37,379      $  2,405,898
    Number of
       participation units
    Net asset value
       per unit

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

10.  Transactions with Parties in Interest:

     The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

11.  Tax Status:

     By letter dated November 14, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of July 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and tax-deferred contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

12.  Plan Termination:

     The Board of Directors of Kraft Foods has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Company Match Account.

13.  Transferred Plan Participants and Net Assets and Terminated Plans:

     During 1997, Kraft Foods disposed of the assets of several of its business operations, including Kraft Jams and Jellies, Anco Foods, Log Cabin Syrup, Tarrant Can, Post Carton and Container, and Aerosol Whipped Topping. Affected employees were generally required to retain the balance in their Accounts in the Plan and receive a distribution upon retirement or other termination of employment with the buyer or upon the occurrence of any other event permitting distribution of the balance of the Accounts under the Plan.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

     During 1996, Kraft Foods disposed of several of its operating companies and subsidiaries, including Rondele Foods, Lenders Bagel Bakery, and Louis Rich/West Liberty. In each case, except for West Liberty, affected employees were given the option of (1) directly transferring the balance in their Accounts under the Plan to the defined contribution plan maintained by the buyer of the operating company or subsidiary, (2) taking a lump sum distribution of the balance in their Accounts at any time before December 31, 1998, or (3) retaining the balance in their Accounts in the Plan and receiving distribution upon retirement or other termination of employment with the buyer or upon the occurrence of any other event permitting distribution of the balance of the Accounts under the Plan. In the case of West Liberty, affected employees were only permitted distribution in accordance with option (3) described in the preceding sentence.

     During 1995, Kraft Foods disposed of several of its operating companies and subsidiaries, including Kraft Foodservice, Inc., Entenmann's, Inc. and the Charles C. Freihofer Baking Company. In each instance, affected employees were given the option of directly transferring the balance in their Accounts under the Plan to the defined contribution plan maintained by the buyer of the operating company or subsidiary or to retain the balance in their Accounts in the Plan and to receive distribution upon retirement or other termination of employment with the buyer or upon the occurrence of any other event permitting distribution of the balance of the Accounts under the Plan.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            KRAFT FOODS THRIFT PLAN
                                                  (Name of Plan)



                                            By  /s/ TERRY M. FAULK
                                              ---------------------------------
                                               Terry M. Faulk, Chairman,
                                            Management Committee for Employee
                                               Benefits of Kraft Foods, Inc.

Date:  May 21, 1998

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                                   Column B           Column C            Column D
                        --------                                                   --------           --------            --------
                                                                                  Face Amount           Cost
                                                                                  or Nuumber          Basis of
Name of Issuer and Title of Issue                                               of Shares/Units     Investments          Fair Value
---------------------------------                                               ---------------     -----------          ----------
EQUITY INDEX FUND  --  20.65%

GEBT Equity Index Fund  --  20.56%                                                  267,164       $ 345,424,848       $ 606,131,969

Short-Term Investments  --  .09%

GEBT Short-Term Investment Fund                                                   2,634,009           2,634,009           2,634,009
                                                                                                  -------------       -------------

        Total Equity Index Fund                                                                     348,058,857         608,765,978
                                                                                                  -------------       -------------

INTEREST INCOME FUND  --  22.08%

Investment Contracts  --  21.37%
(The amounts included in Column D for the investment
contracts represent contract value, see Note 2.)

Participation Contracts with Institutions  --  5.19%

Confederation Life Ins.
   No. 62381        8.61%
   matured          11/30/1995                                                      519,733             519,733             519,733
Confederation Life Ins.
   No. 62325        0.00%
   matured          5/1997                                                        1,567,323           1,567,323           1,567,323
Provident Mutual
   No. 008159-001   8.55%
   matures          3/1/1998                                                        363,316             363,316             363,316
Mass Mutual
   No. 10223        8.25%
   matures          4/30/1998                                                    12,896,565          12,896,565          12,896,565
Provident National Assurance
   No. 02705689     6.96%
   matures          7/31/1998                                                    25,456,330          25,456,330          25,456,330
Connecticut General Life Ins.
   No. 25119        8.81%
   matures          8/1/1998                                                     12,087,717          12,087,717          12,087,717
Hartford Life Ins. Co.
   No. 10225        5.70%
   matures          1/31/1999                                                    20,053,096          20,053,096          20,053,096
Allstate Life Insurance Company
   No. 5428         6.15%
   matures          4/30/1999                                                    36,615,741          36,615,741          36,615,741
Allstate Life Ins. Co.
   No. 5581         7.23%
   matures          5/20/1999                                                     1,942,458           1,942,458           1,942,458
CNA Insurance Co.
   No. 24023        6.61%
   matures          6/29/2001                                                    21,340,704          21,340,704          21,340,704

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                 Column B               Column C            Column D
                        --------                                 --------               --------            --------
                                                                Face Amount               Cost
                                                                or Nuumber              Basis of
Name of Issuer and Title of Issue                             of Shares/Units         Investments          Fair Value
---------------------------------                             ---------------         -----------          ----------
Participation Contracts with Institutions (continued)

Sun America Life
    No. 4696       6.67%
   matures         12/31/2001                                    20,003,538          $  20,003,538       $  20,003,538
                                                                                     -------------       -------------
        Total Participation Contracts                                                  152,846,521         152,846,521
                                                                                     -------------       -------------
Financial Institution Pools  --  16.18%

National Westminster Bank
  No. SAM 0104B   6.93%

    GEBT Short-Term Investment Fund                                                        597,142             597,142
    Federal Home Loan Mortgage Corporation
      matures      8/15/2005               6.25%                                         1,103,454           1,103,454
    Federal Home Loan Mortgage Corporation
      matures      4/1/2008                7.00%                                            97,965              97,965
    Federal Home Loan Mortgage Corporation
      matures      8/15/2008               6.50%                                         1,055,529           1,055,529
    Federal Home Loan Mortgage Corporation
      matures      9/1/2008                6.50%                                            37,080              37,080
    Federal Home Loan Mortgage Corporation
      matures      12/1/2008               6.50%                                            40,138              40,138
    Federal Home Loan Mortgage Corporation
      matures      2/1/2009                6.50%                                         1,734,521           1,734,521
    Federal Home Loan Mortgage Corporation
      matures      6/1/2009                6.50%                                            73,991              73,991
    Federal Home Loan Mortgage Corporation
      matures      10/1/2010               7.00%                                           211,216             211,216
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                6.50%                                           115,640             115,640
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                7.00%                                           648,928             648,928
    Federal Home Loan Mortgage Corporation
      matures      3/1/2011                7.00%                                         1,139,803           1,139,803
    Federal Home Loan Mortgage Corporation
      matures      12/15/2015              6.50%                                         2,683,080           2,683,080
    Federal Home Loan Mortgage Corporation
      matures      1/15/2018               6.00%                                         4,126,809           4,126,809
    Federal Home Loan Mortgage Corporation
      matures      6/15/2018               7.00%                                           297,594             297,594
    Federal National Mortgage Association
      matures      6/25/2005               6.25%                                         2,207,587           2,207,587
    Federal National Mortgage Association
      matures      8/25/2005               6.00%                                           480,564             480,564
    Federal National Mortgage Association
      matures      7/1/2008                7.00%                                           819,882             819,882
    Federal National Mortgage Association
      matures      8/1/2008                7.00%                                           749,927             749,927

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                                  Column B           Column C            Column D
                    --------                                                  --------           --------            --------
                                                                             Face Amount           Cost
                                                                             or Number           Basis of
Name of Issuer and Title of Issue                                          of Shares/Units     Investments          Fair Value
---------------------------------                                          ---------------     -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

    Federal National Mortgage Association
      matures         1/1/2009             6.50%                                             $     151,198       $     151,198
    Federal National Mortgage Association
      matures         2/1/2009             6.50%                                                   496,822             496,822
    Federal National Mortgage Association
      matures         3/1/2009             6.50%                                                   168,254             168,254
    Federal National Mortgage Association
      matures         5/1/2009             6.50%                                                 1,047,816           1,047,816
    Federal National Mortgage Association
      matures         8/25/2012            5.60%                                                 1,147,192           1,147,192
    Federal National Mortgage Association
      matures         8/25/2013            6.70%                                                 1,935,791           1,935,791
    Federal National Mortgage Association
      matures         9/25/2015            6.00%                                                 2,196,862           2,196,862
    Federal National Mortgage Association
      matures         6/25/2016            5.70%                                                 2,187,150           2,187,150
    Federal National Mortgage Association
      matures         7/25/2016            5.65%                                                 1,330,841           1,330,841
    Government National Mortgage Association
      matures         12/15/2023           6.50%                                                   252,569             252,569
    Government National Mortgage Association
      matures         3/15/2024            6.50%                                                    77,645              77,645
    Government National Mortgage Association
      matures         4/15/2024            6.50%                                                 1,275,965           1,275,965
    Government National Mortgage Association
      matures         5/15/2024            6.50%                                                 1,462,469           1,462,469
                                                                                             -------------       -------------

Total National Westminster Bank Contract                                                        31,951,424          31,951,424
                                                                                             -------------       -------------

Commonwealth Life Insurance Company No. ADA00044TR, 6.29%,
Peoples Life Insurance Company No. BDA00059TR, 6.38%,
Trans America Life Insurance Company No. 76586, 5.94%,
Trans America Life Insurance Company No. 76594, 6.91%,
Trans America Life Insurance Company No. 76690, 6.28%,
National Westminster Bank No. 189M, 6.25% & J P Morgan No. AKRAFT1, 6.26%

    GEBT Short-Term Investment Fund                                                                570,752             570,752
    BT GNMA Pooled Fund                    7.27%                                               205,335,286         205,335,286
    United States Treasury Note
      matures         3/31/2002            6.63%                                                 4,745,909           4,745,909
    United States Treasury Note
      matures         4/30/2002            6.63%                                                 4,579,060           4,579,060
    United States Treasury Note
      matures         11/30/2002           5.75%                                                 1,978,028           1,978,028

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                          Column B           Column C            Column D
                    --------                                          --------           --------            --------
                                                                     Face Amount           Cost
                                                                     or Number           Basis of
Name of Issuer and Title of Issue                                  of Shares/Units     Investments         Fair Value
---------------------------------                                  ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    United States Treasury Note
      matures        7/15/2006              7.00%                                      $  68,603,938       $  68,603,938
    United States Treasury Note
      matures        5/15/2007              6.63%                                         39,869,492          39,869,492
    United States Treasury Note
      matures        8/15/2007              6.13%                                         37,925,895          37,925,895
    Federal National Mortgage Association
      matures        11/23/2001             6.35%                                            337,233             337,233
    Federal National Mortgage Association
      matures        9/9/2003               5.97%                                            514,111             514,111
    Federal National Mortgage Association
      matures        10/25/2004             8.40%                                            648,692             648,692
    Federal National Mortgage Association
      matures        11/10/2004             8.63%                                          1,223,803           1,223,803
    Student Loan Marketing Association
      matures        8/1/2007               7.13%                                            718,654             718,654
    Premier Auto TR
      matures        2/4/1999               7.15%                                            286,603             286,603
    Bayerische Landesbank Girozentrale
      matures        7/19/1999              6.55%                                          2,225,377           2,225,377
    MBNA Master Credit Card Trust
      matures        8/15/1999              6.20%                                            410,918             410,918
    Standard Credit Card Master Trust
      matures        6/7/2000               6.75%                                            762,658             762,658
    Standard Credit Card Master Trust
      matures        4/7/2001               6.80%                                            509,087             509,087
    Asian Development Bank NTS
      matures        5/2/2001               8.50%                                          1,426,806           1,426,806
    American Express Master Trust
      matures        7/15/2001              5.38%                                          3,937,682           3,937,682
    General Electric Cap Corp
      matures        11/1/2001              5.50%                                          1,941,925           1,941,925
    MBNA Master Credit Card Trust
      matures        1/15/2003              6.60%                                            994,986             994,986
    Ford Credit Auto Loan Master Trust
      matures        2/15/2003              5.50%                                          3,553,594           3,553,594
    First Bank Corporate Card Master Trust
      matures        2/15/2003              6.40%                                          2,324,429           2,324,429
    Outlet Broadcasting
      matures        7/15/2003              10.88%                                         2,046,305           2,046,305

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                      Column B           Column C            Column D
                    --------                                      --------           --------            --------
                                                                 Face Amount           Cost
                                                                 or Number           Basis of
Name of Issuer and Title of Issue                              of Shares/Units     Investments         Fair Value
---------------------------------                              ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    Avis
      matures            10/20/2003        6.40%                                   $   3,984,452       $   3,984,452
    Citibank Credit Card Master Trust
      matures            2/15/2004         6.55%                                       6,340,501           6,340,501
    MBNA Master Credit Card Trust
      matures            11/15/2004        6.60%                                       8,053,929           8,053,929
    First USA Credit Card Master Trust
      matures            3/17/2005         6.42%                                       3,992,177           3,992,177
    Japan Fin Corp
      matures            4/27/2005         7.38%                                       1,452,918           1,452,918
    International Bank for Recon & Dev
      matures            7/21/2005         6.38%                                       1,638,975           1,638,975
    NationsBank Credit Card Master Trust
      matures            12/15/2005        6.00%                                       2,930,942           2,930,942
    Bayerische Landesbank Girozentrale
      matures            2/1/2006          6.17%                                       1,701,481           1,701,481
    Bayerische Landesbank Girozentrale
      matures            2/9/2006          6.20%                                       3,709,875           3,709,875
    KFW Int'l Fin Inc
      matures            6/1/2006          8.20%                                       2,007,445           2,007,445
    General Electric Cap Corp
      matures            3/1/2007          8.85%                                       6,873,148           6,873,148
    General Electric Cap Corp
      matures            7/24/2008         8.50%                                       1,062,868           1,062,868
    First Plus Home Loan Trust
      matures            3/12/2012         6.80%                                       3,977,355           3,977,355
    International Bank for Recon & Dev
      matures            3/1/2026          8.88%                                         572,654             572,654
    Inter-American Development Bank
      matures            7/15/2027         6.75%                                       6,385,881           6,385,881
    Merck
      matures            5/3/2037          5.76%                                       3,058,354           3,058,354
                                                                                ----------------   -----------------

Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts          445,214,178         445,214,178
                                                                                ----------------   -----------------
        Total Financial Institution Pools                                            477,165,602         477,165,602
                                                                                ----------------   -----------------
        Total Investment Contracts                                                   630,012,123         630,012,123
                                                                                ----------------   -----------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                               Column B           Column C            Column D
                    --------                               --------           --------            --------
                                                          Face Amount           Cost
                                                          or Number           Basis of
Name of Issuer and Title of Issue                       of Shares/Units     Investments          Fair Value
---------------------------------                       ---------------     -----------          ----------
Short-Term Investments  --  .71%

GEBT Short-Term Investment Fund                          15,166,810       $  15,166,810        $  15,166,810

GEBT Stable Value Government Fund                         5,854,964           5,854,964            5,854,964
                                                                          -------------        -------------

     Total Short-Term Investments                                            21,021,774           21,021,774
                                                                          -------------        -------------

     Total Interest Income Fund                                             651,033,897          651,033,897
                                                                          -------------        -------------

GOVERNMENT SECURITIES FUND  --  1.14%

Government Securities  --  .97%

United States Treasury Notes
  7.125%            due 9/30/1999                         2,375,000           2,436,231            2,431,406
United States Treasury Notes
  7.125%            due 2/29/2000                         6,600,000           6,815,847            6,790,806
United States Treasury Notes
  5.875%            due 6/30/2000                         3,700,000           3,695,980            3,716,761
United States Treasury Notes
  5.625%            due 2/28/2001                         1,025,000           1,009,734            1,022,274
United States Treasury Notes
  6.375%            due 8/15/2002                         5,625,000           5,695,005            5,770,013
United States Treasury Notes
  6.50%             due 5/15/2005                         3,550,000           3,627,690            3,700,875
United States Treasury Notes
  6.50%             due 8/15/2005                         3,000,000           3,089,781            3,130,320
United States Treasury Notes
  6.875%            due 5/15/2006                         1,900,000           1,972,463            2,033,000
                                                                          -------------        -------------

     Total Government Securities                                             28,342,731           28,595,455
                                                                          -------------        -------------

Federal Agency Obligations  -- .14%

Federal National Mortgage Association
  6.41%             due 5/22/2000                         1,000,000             997,344            1,013,750
Federal National Mortgage Association
  5.5%              due 2/2/2001                          3,000,000           2,978,775            2,960,610
                                                                          -------------        -------------

     Total Federal Agency Obligations                                         3,976,119            3,974,360
                                                                          -------------        -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                                  Column B           Column C            Column D
                    --------                                  --------           --------            --------
                                                             Face Amount            Cost
                                                             or Number            Basis of
Name of Issuer and Title of Issue                          of Shares/Units      Investments          Fair Value
---------------------------------                          ---------------      -----------          ----------
Short-Term Investments  --  .03%

BT Pyramid Government Securities Cash Fund                       928,671       $     928,671       $     928,671
                                                                               -------------       -------------

        Total Government Securities Fund                                          33,247,521          33,498,486
                                                                               -------------       -------------
PHILIP MORRIS STOCK FUND  --  42.80%

Common Stock  --  41.66%

Tobacco  --  41.66%

Philip Morris Companies Inc.                                  27,146,005         552,253,198       1,228,356,726

Short-term Investments  --  1.14%

GEBT Short-Term Investment Fund                               33,679,046          33,679,046          33,679,046
                                                                               -------------       -------------

        Total Philip Morris Stock Fund                                           585,932,244       1,262,035,772
                                                                               -------------       -------------
INTERNATIONAL EQUITY FUND  --  1.98%

Japanese Equity Index Fund  --  .45%                             204,407          18,957,475          13,344,091
Non Japanese Equity Index Fund --  1.52%                         265,870          36,056,129          44,885,194
                                                                               -------------       -------------

        Total Equity Index Funds                                                  55,013,604          58,229,285
                                                                               -------------       -------------
Short-Term Investments --   .01%

GEBT Short-Term Investment Fund                                  221,545             221,545             221,545
                                                                               -------------       -------------

        Total International Equity Fund                                           55,235,149          58,450,830
                                                                               -------------       -------------
BALANCED FUND  --  4.27%

Balanced Fund  --  4.25%                                       9,428,381         114,680,409         125,303,190

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                                  503,476             503,476             503,476
                                                                               -------------       -------------

        Total Balanced Fund                                                      115,183,885         125,806,666
                                                                               -------------       -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                              Column B              Column C           Column D
                    --------                              --------              --------           --------
                                                         Face Amount              Cost
                                                         or Number              Basis of
Name of Issuer and Title of Issue                      of Shares/Units        Investments          Fair Value
---------------------------------                      ---------------        -----------          ----------
GROWTH EQUITY FUND  --  5.66%

Growth Equity Fund  --  5.64%                              14,470,210     $   174,419,967     $   166,407,417

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                               585,573             585,573             585,573
                                                                          ---------------     ---------------

        Total Growth Equity Fund                                              175,005,540         166,992,990
                                                                          ---------------     ---------------
PARTICIPANTS' LOAN ACCOUNT -- 1.42%

Loans to Participants -- 1.42%                             41,995,421          41,995,421          41,995,421
                                                                          ---------------     ---------------

        Total Participants' Loan Account                                       41,995,421          41,995,421
                                                                          ---------------     ---------------

        TOTAL INVESTMENTS                                                 $ 2,005,692,514     $ 2,948,580,040
                                                                          ===============     ===============